EXHIBIT 15

Randall N. Drake, C.P.A., P.A.

1981 Promenade Way

Clearwater, Florida 33760

Phone: (727) 536-4863

Acknowledgement of the use of a report on unaudited interim financial information.

We have reviewed, in accordance with standards of the Public Company Accounting Oversight Board, the unaudited interim financial information of  RJS Development, Inc. as of March 31, 2009 and for the three-month periods ending March 31, 2009 and 2008, and have issued our report thereon dated June 9, 2009.  With respect to the Form S-1 of RJS Development, Inc., we acknowledge our awareness of the use therein of said report. As indicated in such report, because we did not perform an audit, we expressed no opinion on that unaudited information.

Randall N. Drake, CPA, PA

Randall N. Drake, CPA, PA

Clearwater, Florida

June 18, 2009